Legal Matters

     Beginning in August 2005, five class action lawsuits alleging violations of federal securities laws and state law were filed against Citigroup Global Markets Inc.
 ("CGM") and Smith Barney Fund Management LLC ("SBFM") (collectively, the "Defendants") based on the May 31, 2005 settlement order issued against the Defendants by the Securities and Exchange Commission ("SEC") as described in the report. The complaints seek injunctive relief and compensatory and punitive damages, removal of SBFM as the advisor for the Smith Barney family of funds, rescission of the Funds' management and other contracts with SBFM, recovery of all fees paid to SBFM pursuant to such contracts, and an award of attorneys' fees and litigation expenses.

     On October 5, 2005, a motion to consolidate the five actions and any subsequently-filed, related action was filed. That motion contemplates that a consolidated amended complaint alleging substantially similar causes of action will be filed in the future.

     As of the date of this report, the Funds' investment manager believes that resolution of the pending lawsuits will not have a material effect on the financial position or results of operations of the Funds or the ability of the Funds' investment manager and its affiliates to continue to render services to the Funds under their respective contracts.

                            * * * *

     Beginning in June 2004, class action lawsuits alleging violations of the federal securities laws were filed against CGM and a number of its affiliates,including SBFM
Salomon Brothers Asset Management Inc, ("SBAM")
(the "Advisers"), substantially all of the mutual funds managed by the Advisers, including the Funds (the "Funds"), and directors or trustees of the Funds (collectively, the "Defendants"). The complaints alleged, among other things, that CGM created various undisclosed incentives for its brokers to sell Smith Barney and Salomon Brothers funds. In addition, according to the complaints, the Advisers caused the Funds to pay excessive brokerage commissions to CGM for steering clients towards proprietary funds. The complaints also alleged that the Defendants breached their fiduciary duty to the Funds by improperly charging Rule 12b-1 fees and by drawing on fund assets to make undisclosed payments of soft dollars and excessive brokerage commissions. The complaints also alleged that the Funds failed to adequately disclose certain aspects of the allegedly wrongful conduct. The complaints sought injunctive relief and compensatory and punitive damages, rescission of the Funds' contracts with the Advisers, recovery of all fees paid to the Advisers pursuant to such contracts and an award of attorneys' fees and litigation expenses.

   On December 15, 2004, a consolidated amended complaint
(the "Complaint") was filed alleging substantially similar causes of action. While the lawsuit is in its earliest stages, to the extent that the Complaint purports to state causes of action against the Funds, the Fund's investment manager believes the Funds have significant defenses to such allegations, which the Funds intend to vigorously assert in responding to the Complaint.

   Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the Defendants in the future.

   As of the date of this report, the Funds' investment manager and the Funds believe that the resolution of the pending lawsuit will not have a material effect on the financial position or results of operations of the Funds or the ability of the Advisers and their affiliates to continue to render services to the Funds under their respective contracts.

   The Defendants have moved to dismiss the Complaint.
Those motions are pending before the court.

                           * * * *


Other Matters

   On September 16, 2005, the staff of the SEC informed
SBFM and SBAM that the staff is considering recommending that the Commission institute administrative proceedings against SBFM and SBAM for alleged violations of
Section 19(a) and 34(b) of the Investment Company Act
(and related Rule 19a-1). The notification is a result of an industry wide inspection by the Commission and is based upon alleged deficiencies in disclosures regarding dividends and distributions paid to shareholders of certain funds.
Section 19(a) and related Rule 19a-1 of the Investment
Company Act generally require funds that are making dividend and disribution payments to provide shareholders with a written statement disclosing the source of the dividends and distributions, and, in particular, the portion of the payments made from each of net investment income, undistributed net profits and/ or paid-in capital. In connection with the contemplated proceedings, the staff may seek a cease and desist order and/or monetary damages from SBFM or SBAM.

   Although there can be no assurance, SBFM and SBAM believes that this matter is not likely to have a material adverse effect on the Funds or SBFM and SBAM's ability to perform investment management services relating to the Funds.